Brian A. Johnson

July 27, 2015	+1 212 937 7206 (t) +1 212 230 8888 (f) brian.johnson@wilmerhale.com

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 6010

Washington, DC 20549-6010

Attention: Larry Spirgel

Re:	Nabriva Therapeutics AG
Amendment No.1 to Registration Statement on Form F-1
Filed July 7, 2015
File No. 333-205073

Ladies and Gentlemen:

On behalf of Nabriva Therapeutics AG (the “Company”), set forth below are the Company’s updated responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated July 10, 2015 (the “Comment Letter”) and comments communicated in further discussions (the “Oral Comments”) between the Company and members of the Staff, including Jill Davis, Kathryn Jacobson, Dean Suehiro, Justin Kisner, and Kathleen Krebs, relating to Amendment No.1 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of common shares of the Company represented by American Depositary Shares (the “ADSs”). These updated responses from the Company supplement the original responses contained in a letter dated July 17, 2015 to the Staff in connection with the Comment Letter.

The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses to the Comment Letter are keyed to the numbering of the comments and the headings used in the Comment Letter and a summary of each Oral Comment is also set forth below.

On behalf of the Company, we advise you as follows:

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

18. Events after the Reporting Period, page F-16

Wilmer Cutler Pickering Hale and Dorr LLP, 7 World Trade Center, 250 Greenwich Street, New York, New York 10007

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Securities and Exchange Commission July 27, 2015 Page 2

1.	Please disclose your July 6, 2015 grant of 91,905 stock options with exercise price of €66.18 to members of your management board.

Response:	In further response to the Staff’s comment, the Company advises the Staff that it plans to disclose the following information in Note 18, “Events after the Reporting Period” to the Unaudited Condensed Consolidated Interim Financial Statements in a subsequent amendment to the Registration Statement prior to circulating preliminary prospectuses to investors:

“The Company’s shareholders, Management Board and Supervisory Board adopted the Stock Option Plan 2015 on April 2, 2015 and the Company’s shareholders approved an amended and restated version of the Stock Option Plan 2015 on June 30, 2015. The Stock Option Plan 2015 became effective on July 3, 2015 upon the registration with the commercial register in Austria of the conditional capital increase approved by the Company’s shareholders on June 30, 2015. Grants of stock options for 91,905 common shares under this plan to members of the Management Board, selected members of the Supervisory Board and certain employees were made as of July 6, 2015. Options granted under the Stock Option Plan 2015 generally have a term of 10 years and vest over four years.

The Company measures options under the Stock Option Plan 2015 at fair value at their grant date in accordance with IFRS 2, “Stock-based Payment,” using the Black-Scholes model. Each option granted as of July 6, 2015 under the Stock Option Plan 2015 has an exercise price of €66.18 and a grant date fair value of €42.54. The Company estimates that it will recognize non-cash compensation expense of approximately €681 [thousand] during the year ending December 31, 2015 related to the options granted under the Stock Option Plan 2015 on July 6, 2015.”

2.	We note on page 156 that you assumed that that the number of the preferred shares issuable as accrued stock dividends was based on the preferred B sale price per share. It is unclear to us whether all your preferred stocks are subject to such stock dividends or such stock dividends are limited to your preferred B shares. Please disclose if true that the stated stock dividend rate for each class of preferred is based on the preferred B sale price of €82.35 per share and how that stock dividend is determined. Additionally, disclose on page 156 how many shares of stock dividends were included in each class of preferred shares.

Response:

In further response to this comment, the Company advises the Staff that it plans to disclose the following information in a subsequent amendment to the Registration Statement under the heading “Description of Share Capital – Issued Share Capital” and elsewhere in the Registration Statement prior to circulating preliminary prospectuses to investors:

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“Upon the closing of this offering, an aggregate of [6,533] common shares will be issuable for nominal value pursuant to an arrangement being implemented by existing our shareholders on the basis of a shareholders agreement providing for contractual preference rights, assuming the closing occurs on August [11], 2015, assuming an initial public offering price of the common shares underlying the ADSs based on the midpoint of the price range set forth on the cover page of this prospectus and reflecting the euro for U.S. dollar exchange rate as of July [17], 2015. The number of additional common shares issuable for nominal value upon the closing of this offering pursuant to the arrangement implemented by our shareholders on the basis of the shareholders agreement will be determined by dividing the value of the amounts calculated in accordance with the shareholders agreement as of the closing date of this offering by the actual initial public offering price of the common shares underlying the ADSs and reflecting the euro for U.S. dollar exchange rate as of the date of the final prospectus for this offering. Under the shareholders agreement, our shareholders agreed among themselves to provide for an arrangement whereby, to the extent permitted by Austrian law, shares issued in our April 2015 financing would receive the benefit of a payment on such shares as of the closing of this offering at a rate per annum equal to 8% of the original issue price of such shares based on the number of days that elapsed since the date of issuance of such shares. In connection with implementation of such arrangement through a capital increase, our shareholders have resolved to issue and agreed to receive additional common shares in fulfillment of this agreement among the shareholders. Upon the closing of this offering and issuance of such shares for nominal value, the contractual preference rights under the shareholders agreement will terminate.”

Oral Comment:

Please explain why the Company accounted for its outstanding common shares with contractual preference rights as equity rather than as a liability in its Consolidated Financial Statements and its Unaudited Condensed Consolidated Interim Financial Statements. Please provide a detailed analysis under IAS 32 of the separate contractual preference rights set forth in the shareholders agreement.

Response:	The Company has provided its response to the Staff attached as Exhibit A.

Oral Comment:

Please revise the Registration Statement to use plain English terminology to describe the Company’s share capital structure and the contractual preference rights set forth in the shareholders agreement.

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Response:	In response to the Staff’s comment, the Company advises the Staff that it plans to update its description of the arrangements under the shareholders agreement in a subsequent amendment to the Registration Statement prior to circulating preliminary prospectuses to investors such that, for example:

•	previous references to “preferred shares” will now be to “common shares with contractual preference rights under a shareholders agreement”;

•	previous references to the “conversion” of outstanding preferred shares will now be to the “termination, upon the closing of this offering and issuance of shares for nominal value [pursuant to an arrangement being implemented by our existing shareholders on the basis of a shareholders agreement], of the contractual preference rights provided for by the shareholders agreement”; and

•	previous references to “preferred shares issuable as accrued stock dividends” will now be to “common shares issuable for nominal value upon the closing of this offering pursuant to an arrangement being implemented by our shareholders on the basis of a shareholders agreement”.

Oral Comment:

Please revise the Registration Statement to include additional disclosure relating to the Company’s request for an agreement with the FDA regarding a Special Protocol Assessment, or SPA.

Response:	In response to the Staff’s comment, the Company advises the Staff that it plans to include the following additional disclosures in a subsequent amendment to the Registration Statement prior to circulating preliminary prospectuses to investors:

•	“Without an agreement regarding the SPA, we will not have the benefit of an advance written agreement from the FDA on the design and size of our Phase 3 clinical trial and the adequacy of the Phase 3 study design would only be determined by the FDA following completion of the trial during the regulatory review process for our application for marketing approval.” This new disclosure will be included on page 36 of the Registration Statement.

•	“However, absence of disagreement or comments from the FDA does not represent agreement by the FDA as to these matters.” This new disclosure will be included on pages 5, 36 and 94 of the Registration Statement.

•	“We have not reached agreement with the FDA regarding our request for an SPA.” This new disclosure will be included in the asterisked footnote to the table on pages 3 and 89 of the Registration Statement.

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If you have any further questions or comments, or if you require additional information, please contact the undersigned by telephone at (212) 937-7206 or electronically at brian.johnson@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson

Brian A. Johnson

cc:	Colin Broom

Ralf Schmid

Exhibit A

The following response to the Staff’s comment first addresses the IFRS standards relevant to the comment. Then, the following describes the provisions of the Company’s shareholders agreement and relevant provisions of Austrian law. In conclusion, a table is provided that demonstrates that under the IFRS standards, the terms of the shareholders agreement and Austrian law, the Company’s common shares are properly characterized as equity.

Shareholders agreement analysis

I.	INTRODUCTION

The Company has issued common shares to its shareholders under the Austrian Stock Corporation Act, which have been registered as ordinary shares in the company register. In addition to the rights and obligations attached to their common shares under local corporate law, the common shareholders of the Company have entered into several additional shareholders agreements, the latest in 2015 (to which the Company also is a party), whereby the shareholders agreed on certain contractually created rights and obligations, primarily vis-à-vis each other, that distinguish between common shareholders with certain preference rights and common shareholders without those preference rights.

Since the various shareholders agreements in their relevant terms and stipulations are comparable in all material respects, the following analysis will focus on the specific clauses of the latest B financing round (i.e. the shareholders agreement 2015), particularly with respect to clauses 4.3 (Preference dividend), 4.4 (Liquidation preference), 4.5 (Conversion) and 4.8 (Mandatory redemption). This is the only shareholders agreement currently in effect.

Definitions of financial instruments under IAS 32

In summary, under paragraph 11 of IAS 32, a financial liability is any liability that is:

•	A contractual obligation

•	to deliver cash or another financial asset to another entity; or

•	to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the entity.

•	A contract that will or may be settled in the entity’s own equity instruments and is:

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•	a non-derivative for which the entity is or may be obliged to deliver a variable number of the entity’s own equity instruments; or

•	a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments. For this purpose the entity’s own equity instruments do not include puttable instruments and obligations arising on liquidation that are classified as equity, rights issues denominated in a currency other than the functional currency of the issuer if they meet certain conditions or instruments that are contracts for the future receipt or delivery of the entity’s own equity instruments.

Under paragraph 11 of IAS 32, an equity instrument is defined as any contract that evidences a residual interest in an entity’s assets after deducting all of its liabilities. A residual interest is not necessarily a proportionate interest ranking pari passu with all other residual interests. For example, it may be an interest in a fixed amount of the entity’s shares that may rank first in preference. An instrument is an equity instrument if, and only if, both of the conditions below are met:

•	The instrument includes no contractual obligation:

•	to deliver cash or another financial asset to another entity; or

•	to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the entity.

•	If the instrument will or may be settled in the issuer’s own equity instruments, it is:

•	a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or

•	a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments. For this purpose, rights and other issues denominated in any currency are equity instruments provided certain conditions are met. Also for this purpose, the issuer’s own equity instruments do not include puttable instruments and obligations arising on liquidation that are classified as equity or instruments that are contracts for the future receipt or delivery of the issuer’s own equity instruments.

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II.	Determining the Rights and Obligations of the holders of a financial instrument under IAS 32

In order to determine whether an entity is in a position to unilaterally avoid paying cash or another financial asset to an individual holder of a financial instrument, one has to analyse the rights and obligations pertaining to the instrument in general as well as the rights and obligations pertaining to the shareholder of the instrument in particular, which might enable the individual shareholder to enforce his preference rights vis-à-vis the entity.

Paragraph 18 of IAS 32 provides that in order to perform such analysis, the substance of a financial instrument, rather than its legal form, will be the decisive factor when classifying a particular instrument as either equity or financial liability. Substance and legal form are commonly consistent, but not always. Some financial instruments take the legal form of equity but are liabilities in substance and others may combine features associated with equity instruments and features associated with financial liabilities. For example, a preference share that provides for mandatory redemption by the issuer for a fixed or determinable amount at a fixed or determinable future date, or gives the holder the right to require the issuer to redeem the instrument at or after a particular date for a fixed or determinable amount, is a financial liability.

IAS 32.AG25 further provides that preference shares may be issued with various rights, which impact the determination of whether the shares are an equity instrument or a financial liability. In determining whether a preference share is a financial liability or an equity instrument, an issuer assesses the particular rights attaching to the share to determine whether it exhibits the fundamental characteristic of a financial liability. For example, a preference share that provides for redemption on a specific date or at the option of the holder contains a financial liability because the issuer has an obligation to transfer financial assets to the holder of the share. The potential inability of an issuer to satisfy an obligation to redeem a preference share when contractually required to do so, whether because of a lack of funds, a statutory restriction or insufficient profits or reserves, does not negate the obligation. On the other hand, an option of the issuer to redeem the shares for cash does not satisfy the definition of a financial liability because the issuer does not have a present obligation to transfer financial assets to the shareholders. In this case, redemption of the shares is solely at the discretion of the issuer. An obligation may arise, however, when the issuer of the shares exercises its option, usually by formally notifying the shareholders of an intention to redeem the shares.

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IAS 32.AG26 further provides that when preference shares are non-redeemable, the appropriate classification is determined by the other rights that attach to them. Classification is based on an assessment of the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. When distributions to holders of the preference shares, whether cumulative or non-cumulative, are at the discretion of the issuer, the shares are equity instruments. The classification of a preference share as an equity instrument or a financial liability is not affected by, for example:

(a)	a history of making distributions;

(b)	an intention to make distributions in the future;

(c)	a possible negative impact on the price of ordinary shares of the issuer if distributions are not made (because of restrictions on paying dividends on the ordinary shares if dividends are not paid on the preference shares);

(d)	the amount of the issuer’s reserves;

(e)	an issuer’s expectation of a profit or loss for a period; or

(f)	an ability or inability of the issuer to influence the amount of its profit or loss for the period.

Paragraph 15 of IAS 32 provides that an issuer of a financial instrument should classify a financial instrument, or its component parts, on initial recognition as a financial liability, a financial asset or an equity instrument in accordance with the contractual arrangement’s substance and the definitions of a financial liability, a financial asset and an equity instrument. The role of ‘substance’ in the classification of financial instrument should be restricted to considering the instrument’s contractual terms. Anything that falls outside

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the contractual terms should not be considered for the purpose of assessing whether an instrument should be classified as a liability under IAS 32. However, the impact of relevant local laws, regulations and the entity’s governing charter in effect at the date of classification should be considered when classifying an issued financial instrument at inception. IFRIC 2.5 stipulates that “the contractual right of the holder of a financial instrument (including members’ shares in co-operative entities) to request redemption does not, in itself, require that financial instrument to be classified as a financial liability. Rather, the entity must consider all of the terms and conditions of the financial instrument in determining its classification as a financial liability or equity. Those terms and conditions include relevant local laws, regulations and the entity’s governing charter in effect at the date of classification, but not expected future amendments to those laws, regulations or charter”.

The specific rights and obligations contractually agreed upon in the shareholders agreement can only take effect to the extent legally permitted by the Austrian Stock Corporation Act, which are the mandatory rules for a registered Austrian Stock Corporation and cannot be mitigated or counteracted by contractual stipulations. Having this in mind, and to demonstrate the pervasive effect of the Austrian corporate law, the shareholders agreement in its relevant clauses explicitly refers to the Stock Corporation Act and its limitations (without including a complete verbatim quote of the Articles of the Stock Corporation Act). Either way, the Stock Corporation Act is not an accompanying legal background or statutory restriction only, but a specific, substantive and integral part of the contractually agreed (preference) rights and obligations pertaining to the shareholders under the shareholders agreement. In other words, by the terms of the actual contract, any preferred rights under the shareholders agreement can only be executed and benefits derived in light and within the prerequisite procedures prescribed under Austrian corporate law.

If an entity, following the contractual provisions and taking into account the relevant local laws in analogy to IFRIC 2.5, is able to demonstrate that any payments of share-capital amounts or dividend payments are of discretionary nature (IAS 32.AG26), the financial instrument will be classified as equity.

III.	Impact of Shareholder rights & responsibilities within the entity’s corporate governance structure under IAS 32

Paragraph 19 of IAS 32 provides that a contractual obligation does not give rise to a financial liability if the entity has an unconditional right to avoid delivering cash or another financial asset in settlement of that obligation. Shareholders as a collective body make key decisions affecting an entity’s financial position and performance over its life (for example regarding the distribution of dividends). Hence, their decisions have to be analysed from an accounting perspective. Shareholders can make decisions as part of

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the entity (as members of the entity’s corporate governance structure) or they can be separate and distinct from the entity itself when making these decisions (as holders of a particular instrument). The role of shareholders – that is whether they are viewed as ‘part of the entity’ or as ‘separate and distinct from the entity’ – is critical in determining the classification of financial instruments where the entity’s shareholders decide whether the entity delivers cash or another financial asset under those instruments.

Shares usually have voting rights leading to a two-fold role for a shareholder: (1) a holder of a financial instrument issued by the entity and (2) a member of the corporate governance structure of the entity. In addition to the contractual rights to cash flows (for example, dividends), the shareholder has a contractual right to participate in the decision-making process of the entity’s governing body. Shareholder rights in relation to the entity’s decision making process are generally exercised collectively in a general shareholder meeting (GSM). In many jurisdictions, corporate law stipulates that the GSM is one of the governing bodies of the entity and prescribes a specific process regarding how a GSM is to be held, who is entitled to propose an agenda item and how decisions are to be taken. In order to determine whether collective decisions of shareholders are decisions of the entity, it is necessary to determine whether these decisions are made as part of the entity’s normal decision making process for similar transactions.

If the decisions are made as part of the entity’s normal decision-making process for similar transactions, the shareholders are considered to be part of the entity. For example, if an entity’s equity instruments may embody a contractual obligation to pay cash, but the shareholders can as part of their normal decision making process for this type of transaction refuse to make such a cash payment, the shares would be classified as equity. The entity in this case has an unconditional right to avoid the payment of cash. [IAS 32 para 19].

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IV.	Detailed analysis of individual clauses under IAS 32 in light of the Shareholders Agreement as affected by Austrian Corporate Law

In order to determine whether a financial instrument as a whole or in its component parts represents a financial liability or an equity instrument, it is necessary to examine the contractual terms, including the implications by local law in line with the specific reference made by IFRIC 2.5.

The shareholders agreement defines certain rights and obligations primarily between the shareholders of the Company, whereby certain shareholders are deemed to be common shareholders with certain preference rights whereas the other shareholders are purely common shareholders without preference rights. Such preference rights are contractually agreed upon, but not provided for as a matter of statutory law. It should be understood that the holder of common, ordinary shares of an Austrian Stock Corporation by law has no individual rights to require the issuer/entity to redeem the instrument at any point in time.

The following analysis cites the relevant clauses of the shareholders agreement and applies the relevant guidance under IAS 32 to the rights and obligations contractually stipulated, subject to applicable Austrian Company Law. The right-hand column delineates the rules under the Stock Corporation Act that have a direct influence on the extent of the contractually agreed preference rights in light of the permissible procedures for the common shareholders with preference rights to obtain their preferential benefits.

Substance of clause	IAS 32 guidance	Interaction with Company Law
Clause 4.3 – Preferred dividend right
Common shareholders with preferred B preferential rights are entitled to receive an 8% annual dividend in preference to holders of common shares without preferential rights and common shares with preferred A preferential rights. They will however only receive this dividend if it is declared by the company in a shareholders meeting.	Payments to the holders of common shares with preferred B preferential rights are at the discretion of the company, and can be avoided if dividends are not declared. The company is able to avoid delivering cash or another financial asset, and the shares do not meet the definition of a financial liability under IAS 32.11

§ 47a AktG requires that all shareholders of a company have to be treated equally by the incorporated entity.

The Company has issued par-value shares with a nominal amount of 1 Euro only which entitles the common shareholder with one vote per share in the general shareholders meeting.

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If a dividend is declared by the company it will only become payable upon a preferred dividend event. These are

i)       Liquidation (section 4.4)

ii)     Conversion (section 4.5)

iii)    Redemption (section 4.8)

iv)    A resolution of the shareholders meeting

Upon one of the events listed above a 60% vote of all the common shareholders with preferred B preferential rights is needed to decide if the holders receive cash or shares. If shares are issued, all common shareholders without preferential rights and common shareholders with preferred A preferential rights agree to transfer all the new shares to the common shareholders with preferred B preferential rights.

The holders of common shares with preferential rights and the holders of common shares without preferential rights shall be entitled to participate pro rata on any dividends declared by a resolution of

If an instrument does not have a contractual obligation to deliver cash or another financial asset, it is classified as an equity instrument.

The general shareholders meeting is the decisive body for the collective decision taking of shareholders with issues regarding the stock corporation (§ 102 (1) AktG).

Within the general shareholders meeting (ordentliche Hauptversammlung) the shareholders are entitled to vote on

•       the approval of the annual accounts

•       the acceptance or non-acceptance on the suggested dividend declaration (as prepared by the management board and authorised by the supervisory board), the suggestion of which may only be made in case of sufficiently distributable earnings available, or

•       the exoneration of members of the management board or supervisory board (§ 104 AktG).

These decisions are taken with a simple majority vote, unless the Articles of Incorporation specify otherwise whereby the majority limits set by law can only be increased above the minimum level specified by law but not be decreased below the

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the shareholders meeting and paid by the company outside of a preferred dividend event.

prescribed level (i.e. simple majority vote). According to the Stock corporation Act (§ 104), the shareholders within the general shareholders meeting can either accept the declaration of dividend in the amount suggested by the management board, or reject it, or reduce it to an amount between zero and the amount suggested by the management board.

If required by a minority representing at least 5 % of the paid-in share capital (§ 109 (1) AktG), an agenda item with regard to potential dividend declarations will be added by the management board to the agenda of the next general shareholders meeting, whereby the decision-taking process for the declaration and distribution of the dividend is the same as in the ordinary yearly general shareholders meeting (i.e. acceptance or non-acceptance of the suggested dividend amount by the management board as approved by the supervisory board).

The decision taken with regard to the declaration of the dividend (either accepted or rejected) is binding for all shareholders (irrespective of whether they have preferred dividend rights or not).

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Conclusion:

Decisions on dividends can only be taken by the shareholders as a collective body within the normal corporate government procedures. No individual shareholder can require the entity to pay a (preferred) dividend as any dividend payment is subject to a majority vote of all common shareholders within a general shareholders meeting (irrespective of whether they have contractually agreed preference rights or not).

No obligation can be created outside the usual corporate government procedures (GSM) on the basis of the contractual provisions of the shareholders agreement in isolation.

As such, the Company considers any payment of dividends (preferred or ordinary) as discretionary from the Company´s view as the shareholders as part of their normal decision making process for this type of transaction can refuse to make such a dividend payment (no declaration of a dividend within a GSM).

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Clause 4.4 – Liquidation

This clause describes ‘liquidation events’.

Liquidation events are:

1)      License/ sale of substantially all assets

2)      Sale or disposal

3)      Third party merger

4)      Liquidation/ winding up

The clause explains how much cash the common shareholders with preferred A or B liquidity preference rights under the shareholder agreement and common shareholders without these rights will receive out of the proceeds of any of the events above or assets of the Company available for distribution.

An equity instrument is defined as any contract that evidences a residual interest in an entity’s assets after deducting all of its liabilities. [IAS32.11]

A residual interest is not necessarily a proportionate interest ranking pari passu with all other residual interests, for example, it may be an interest in a fixed amount of the entity’s shares that may rank first in preference.

The liquidation clause describes how preferred shares will get their share of the net assets in a liquidation and therefore meets the definition of equity.

The Austrian Stock Corporation Act describes detailed procedures that are applicable for a liquidation (§ 203 subs. AktG) or a merger (§ 219 subs. AktG), with such events being subject to a qualified majority vote of 75%, accompanied by a series of acts to performed by the corporate government bodies of the entity (management board, supervisory board and general shareholders meeting) prior to the accomplishment of the merger or liquidation.

A license or sale to third party usually is a decision to be taken by the management board subject to prior approval by the supervisory board and/or the general shareholders meeting.

Conclusion:

These transactions all lead to distribution of proceeds or remaining net assets to the shareholders (in case of liquidation), where the company “pays out” these funds to the shareholders as a collective who will then distribute among themselves the proceeds or net assets in line with the contractually agreed liquidity preferences.

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The liquidity preference right does not violate the assumption of equity as the contract together with the embodied prerequisites of the Stock Corporation Act only evidences the residual interest in an entity´s assets after deducting all of its liabilities.

Clause 4.5 – Conversion and Clause 4.6 – Anti-dilution

There are two conversions;

1. Voluntary

This is where common shareholders with preferred B preferential rights can choose to convert to common shares and forfeit their preferred rights.

2. Automatic

This is on the closing of an IPO or 60% consent by common shareholders with Preferred B preferential rights.

The conversion ratio in case of an anti-dilutive event is detailed in clause 4.6 and shall lead to an additional issuance of shares to the extent possible and permitted by law.

Voluntary conversion/automatic conversion (without prior anti-dilution event):

The issuer of a financial instrument shall classify the instrument, or its component parts, on initial recognition as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument. (IAS 32.15)

In the instances of a voluntary or automatic conversion (without anti-dilutive effects) the holder(s) of these instruments may elect

There is no specific impact from an Austrian corporate law perspective as there is no “conversion” in a legal sense as conversion reflects the contractually agreed understanding of termination. The nature of the underlying shares remains that of a common share, with the exception that the parties to the shareholders agreement have acknowledged the possibility that an individual holder of a common share with contractually agreed preference rights might renounce these voluntarily or in the event of events such as an IPO. This act is taken under Contract Law and not the Corporate Law.

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to relinquish their rights and align themselves to the other common shareholders without prior preference rights.

Such clause in isolation does not influence the distinction between an equity or a liability as the underlying instrument remains a common share and does not involve the creation of any obligations on the part of the Company.

Anti-dilution event (IAS 32.BC.4 F-J regarding rights issues)

In its basis of conclusions to IAS 32 and following discussions with IFRIC in the past, the Board discusses the implications of rights issues in light of the distinction between equity and liability classification:

4F [...] Rights issues are issued only to existing shareholders on the basis of the number of shares they already own. In this respect they partially resemble dividends paid in shares.

Anti-dilutive measures

§ 153 AktG determines that in case of issuing equity (or profit participating rights), all existing shareholders must be offered a pro rata share in new shares of the company.

This prerequisite is acknowledged by the shareholders agreement and delineates in detail how this provision shall be met, with the “transferring” of newly issued shares only occurring within the sphere of shareholders, outside the sphere of the entity or the Stock Corporation Act.

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4G    The Board decided that a financial instrument that gives the holder the right to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency is an equity instrument if, and only if, the entity offers the financial instrument pro rata to all of its existing owners of the same class of its own non-derivative equity instruments.

B4I  Consistently with its conclusion in IFRS 2, the Board decided that a pro rata issue of rights to all existing shareholders to acquire additional shares is a transaction with an entity’s owners in their capacity as owners. Consequently, those transactions should be recognised in equity, not comprehensive income. Because the Board concluded that the rights were equity instruments, it decided to amend the definition of a financial liability to exclude them.

Conclusion:

The provisions regarding the conversion right do not alter the nature of the common shares (with or without preferences) so as to create any obligation whatsoever on the part of the Company .

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BC4J[...] Board [...] amendment that requires the entity to treat all of its existing owners of the same class of its own non-derivative equity instruments equally.

A rights issue is not detrimental in itself, provided that the rights issue is effected on a pro rata basis to all common shareholders. The calculation of the “conversion rate” upon the rights issue is deemed to be such that the shareholding of the preferential common shareholders is not diluted in case other shareholders sign shares at prices below the original exercise price of the common shareholders with preferential rights.

Due to the mechanism foreseen by contract, which is also in line with Austrian Corporate Company law, the entity (Nabriva) issues on a pro rata basis new shares to the existing common shareholders. The rights issue is then on the level of the shareholders effected as such that the existing common shareholders (without preferential rights) renounce to their “rights issue” and transfer their shares

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received on the rights issue to the common shareholders with preferential rights. This is a transfer effected, not vis-a-vis the company, but within the framework of the contractual agreement on the level of and within the group of shareholders only.

The prerequisites of IAS 32 BC 4 regarding rights issue is met as the entity offers the financial instrument pro rata to all of its existing owners.

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Clause 4.8 – Mandatory redemption

Common shareholders with preferred A and preferred B rights have mandatory redemption rights.

At a time before an IPO or a liquidation event:

•       50% or more preferred A holders can vote to redeem their shares if legally permissible

•       60% or more preferred B holders can vote to redeem their shares if legally permissible

The clause stipulates that the redemption must take place in accordance with Austrian law and in particular The Austrian Stock Corporation Act.

Due to the interaction with the Stock Corporation Act redemption can only occur if there is vote at a shareholder meeting. The Act explains that if the shareholders were to vote in favour, then all shares (including common shares with or without preferential rights such as a mandatory redemption) would be redeemed and cancelled. This in essence a liquidation and therefore the shareholders have a right to the residual interest in the company.

Under IAS 32.11 this would meet the definition of equity as the payment of any redemption amount is discretionary and taken within the normal decision procedures within the corporate governance structure, entitling the recipient to a share in the residual interest of the entity.

Under Austrian law a redemption of common shares is forbidden (§ 52 AktG), the only compensation common shareholders are entitled to receive are (distributable) retained earnings.

Outside declared dividends (if any), the only process available to common shareholders to receive cash is by way of a (i) capital decrease, a procedure which is regulated in detail by the Stock Corporation Act and which cannot be triggered by an individual holder of a common share (with or without contractually agreed preferential rights or mandatory redemption rights) or (ii) a capital reduction against cancellation of shares, also a procedure which is regulated in detail by the Stock Corporation Act and which cannot be triggered by an individual holder of a common share (with or without contractually agreed preferential rights or mandatory redemption rights).

The procedures for a capital decrease are laid down in § 175 AktG. A decision to implement a capital decrease within a

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stock corporation is subject to a qualified majority voting of 75 % within the general shareholders meeting where all shareholders (preferential right or not) have one vote per share. Once such a decision is taken, a subset of detailed steps will have to be followed, with the amount of capital decrease finally then being distributed to the common shareholders on a pro rata basis.

A capital reduction by way of cancellation of shares is only admissible when it has been provided for in the company’s Articles of Association. If the conditions of the compulsory collection of shares have already been set out in detail in the Articles of Association, no resolution of the general assembly is required. In case the Articles of Association only allow the collection of shares, a resolution of the general assembly is required with a quorum of 75% of the represented share capital (this is reduced to 50% in case no payments are made to the shareholders).

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Note: the current version of the Articles of Association have not been amended and do not foresee a capital reduction by way of cancellation of shares. Any capital redemption mechanism available is subject to a quorum of 75% of the represented share capital.

Conclusion:

The shareholders agreement does not establish an isolated mandatory redemption right for an individual holder of a common share (even if a redemption right is contractually agreed upon) because such redemption right is forbidden under Austrian law. The only available mechanism to execute any payback would be in form of a capital decrease that is only available to the collective body of the shareholders within a general shareholders meeting subject to a qualified majority vote of 75%.

If such decisions were taken, then all common shareholders (with or without preference rights) are bound to the decision taken by the collective body of the general shareholders meeting and would have to follow through the redemption process without exception.

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If the shareholders meeting did not achieve the required minimum threshold, then no capital decrease will be effected, a decision which cannot be reversed by individual shareholders with preferential (mandatory) rights.

The company can therefore via its corporate governance structure avoid a repayment of a “redemption” amount as these decisions can only be taken by the general shareholders meeting as part of their normal decision-taking process for similar transactions.

Analyzing the specific clauses of the contract, as impacted by the Stock Corporation Act, which are the mandatory rules for an Austrian Stock Corporation and which cannot be overruled by individual contractual provisions, none of the cited clauses infer that the Company is obligated to pay cash or another financial asset to the holders of these instruments a specified redemption amount or dividend. Any and all payments are discretionary as they are subject to a collective decision by the general shareholders meeting or refer to a distribution of the residual value to the equity investors (e.g. in the case of liquidation) or, as in the case of the conversion, lead to a pro rata issuance of new shares (rights issue).

The contractual provisions of the shareholders agreement do not create individual entitlements to the holders of common shares with preferential rights, outside or in addition to the rights and obligation already embodied in the common shares under corporate law that might lead to an unavoidable payment of a redemption amount or dividend from the Company´s point of view.

This is in line with the definition of an equity instrument under IAS 32.